16 Hatidhar St., P.O. Box 4131, Etgarim Building, Ra'anana Industrial Park, 43665, Israel Tel: +972 9 7442440 Fax: +972 9 7442446

February 10, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street
Washington, D.C. 20549-6010
Attn: Amanda Ravitz, Assistant Director

Re:	TopSpin Medical, Inc.
Form 8-K Filed January 5, 2012 File No. 333-144472

Dear Ms. Ravitz:

We are in receipt of the letter, dated February 1, 2012, from the staff of the Corporate Finance Division of the Securities and Exchange Commission in reference to the above-listed filing.  We are in the process of gathering the relevant information necessary to prepare our response and expect to file a response letter as well as an amendment to the above-listed filing on or about February 22, 2012.

Please contact me at +972.9.744.2440 if you have any questions.

Very Truly Yours,

/s/ Uri Ben-Or
Uri Ben-Or
Chief Financial Officer
TopSpin Medical, Inc.